FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of April 3, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _Ö_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris Files 2018 Annual Report, 2018 Sustainability Report and 2018 Annual Report on Form 20-F, and informs on the publication of the Convening Notice for the Annual General Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2019.

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Files 2018 Annual Report, 2018 Sustainability Report and 2018 Annual Report on Form 20-F, and informs on the publication of the Convening Notice for the Annual General Meeting of Shareholders.

Luxembourg, April 3, 2019 – Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announces that it has filed today the annual report and the sustainability report, containing the non-financial information required by applicable Luxembourg law, for the year ended December 31, 2018, with the Luxembourg Stock Exchange and has submitted such reports to the other securities regulators of the markets where its securities are listed. The 2018 annual report and the 2018 sustainability report may be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu/regulated-information-oam and are available on Tenaris’s website at www.tenaris.com/investors.

Tenaris has also filed today its annual report on Form 20-F for the year ended December 31, 2018, with the U.S. Securities and Exchange Commission (SEC). The 20-F annual report can be downloaded from the SEC website at www.sec.gov and from Tenaris’s website at www.tenaris.com/investors.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the 2018 reports, free of charge, through our website at http://ir.tenaris.com/investorkit.cfm.

In addition, Tenaris announces that on April 4, 2019, it will be publishing the convening notice to the Annual General Meeting of Shareholders to be held on May 6, 2019, at 9:30 a.m. (Luxembourg time) at Tenaris’s registered office, located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The convening notice (which includes the agenda for the meeting and the procedures for attending and/or voting at the meeting) will be filed with the Luxembourg Stock Exchange and will be available for download from its website at www.bourse.lu/regulated-information-oam. All materials for the meeting, which include the convening notice, together with the total number of shares and voting rights as of the date of the convening notice, and the proxy materials (which include the shareholder meeting brochure and proxy statement with reports on each item of the agenda for the meeting and draft resolutions proposed to be adopted at the meeting, and the forms required for purposes of participating and/or voting at the meeting), will be available, free of charge, as of the date of publication of the convening notice, on Tenaris’s website at www.tenaris.com/investors, and at the company’s registered office in Luxembourg.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.